UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.            Telecom Argentina S.A. announces consolidated nine-month period and third quarter results for fiscal year 2019

Market Cap P$313.4 billion

November 7, 2019

Contacts:

Solange Barthe Dennin

(54 11) 4968-3752

Telecom Argentina S.A.

announces consolidated nine-month period (“9M19”) and third

quarter results for fiscal year 2019 (“3Q19”)*

Note: For the figures included in their FFSS, the Company has accounted for the effects of inflation adjustment adopted by Resolution 777/18 of the Comisión Nacional de Valores (“CNV”), which establishes that the restatement will be applied to the annual financial statements, for intermediate and special periods ended as of December 31, 2018 inclusive. Accordingly, the reported figures corresponding to 9M19 include the effects of the adoption of inflationary accounting in accordance with IAS 29. Finally, comments related to variations of results of 9M19 and vs. 9M18 mentioned in this press release correspond to “figures restated by inflation” or “constant”. Moreover, Table 3 contemplates information broken down by segment for periods ended as of September 30 of 2019 and 2018 as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the titles of the financial tables beginning from page 14.

■    For comparative purposes, it is important to highlight that the results restated for inflation corresponding to September 2018 contain the effect of year over year inflation as of September 2019, which reaches 53.7%.

■    Consolidated Revenues of Telecom Argentina amounted to P$159,699 million in 9M19, of which Service Revenues totaled P$149,641 million. During the 3Q19, the Company was able to increase Service Revenues at a faster rate than the level of inflation (which increased 3.0% in real terms in 3Q19 compared with 2Q19), being this increase related to the demand for higher value services and achieved in a challenging and volatile context. Additionally, this had a positive impact over the ARPUs in real terms, which have mostly experienced a recovery during 3Q19.

■    Mobile clients in Argentina reached 19.0 million in 9M19, increasing in more than 560 thousand clients vs. 2Q19. In turn, cable television subscribers and broadband accesses totaled 3.5 million and 4.1 million, respectively. It is important to remark that in all cases, and for a second consecutive time during this year, the total number of subscribers increased when compared to the previous quarter, through actions such as change of products, bundling and upselling, allowing to increase the weight of value customers and reiterating the leadership of the Company in mobile portability, in broadband and video platforms.

■    Operating Income before Depreciation and Amortization amounted to P$53,219 million in 9M19, 33.3% of Consolidated Revenues. During 3Q19, the increase in real terms of Revenues and Costs has been relatively similar, reducing the gap observed between them during the first half of the year.

■    The Company registered an Ordinary loss before income tax of P$165 million in 9M19, improving +99.3% vs. 9M18, mainly reflecting lower net losses from FX results measured in real terms. Meanwhile, the Company registered a Net Loss of P$12,697 million during the same period, essentially due to the recognition of the restatement by inflation for the calculation of Income Tax.

■    On October 18, 2019, the Company paid US$ 300 million in cash dividends, pursuant to the resolutions of the Ordinary Shareholders’ Meeting held on October 10, 2019. The dividends were made available through the use of the Company’s own resources as a result of its solid operative generation, ensuring an adequate remuneration for all its funding sources.

■     Investments reached P$43,939 million in 9M19, equivalent to 27.5% of Consolidated Revenues, with the objective of optimizing the services demanded by its customers and reaffirming the solid competitive position in terms of network infrastructure that the Company currently has.

■     Net Financial Debt Position: P$105,427 million in 9M19, increasing 1.0% in real terms when compared with September 2018.

*Unaudited non financial data

(in million P$ adjusted by inflation, except where noted)**	IAS 29 As of September, 30 2019	IAS 29 As of September, 30 2018	Δ $	Δ %
Consolidated Revenues	159,699	177,898	(18,199)	-10.2%
Operating Income before D&A	53,219	62,143	(8,924)	-14.4%
Operating Income	14,399	28,336	(13,937)	-49.2%
Net Income attributable to Controlling Company	(12,941)	(11,758)	(1,183)	10.1%
Shareholders’ equity attributable to Controlling Company	281,806	293,310	(11,504)	-3.9%
Net Financial Position - (Debt) / Cash	(105,427)	(104,346)	(1,081)	1.0%
Investments in PP&E, Intangible Assets & adds of rights of use *	43,939	42,242	1,697	4.0%

Fixed lines in service (in thousand lines) ***	3,272	3,617	(345)	-9.5%
Mobile customers (in thousand)	21,282	20,851	431	2.1%
Personal (Argentina)	18,974	18,484	490	2.7%
Núcleo (Paraguay) -including Wimax customers-	2,308	2,368	(60)	-2.5%
Broadband accesses in Argentina (in thousand)	4,144	4,133	11	0.3%
Pay TV Suscribers (in thousand)	3,515	3,564	(49)	-1.4%
Argentina	3,291	3,345	(54)	-1.6%
Uruguay	143	143	-	-
Paraguay	81	76	5	6.6%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$ - Restated by inflation)	390.1	378.5	11.6	3.1%
Average Revenue per user (ARPU) Mobile Services - Personal (in P$ - Restated by inflation)	281.1	306.5	(25.4)	-8.3%
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)	967.2	1,089.0	(121.8)	-11.2%
Average Revenue per user (ARPU) Cable TV (in P$ - Restated by inflation)	1,065.7	1,205.2	(139.5)	-11.6%

* (in constant measuring unit.)
**(Figures may not sum up due to rounding)
*** (does not include IP telephony lines, which as of September 30, 2019 amounted to 68 thousand)

Consolidated Revenues
(in million P$)

99,494
137,878
177,898
78,404
159,699
21,821
9M18
9M19
9M18 IAS 29
9M19 IAS 29
IAS 29 Adjustment (Inflation)

EBITDA
(in million P$)

35.4%
34.1%
34.9%
33.3%
35,196
46,981
62,143
26,947
53,219
6,238
9M18
9M19
9M18 IAS 29
9M19 IAS 29
EBITDA Margin

EBIT
(in million P$)

19,944
26,866
28,336
8,392
14,399
-12,467
9M18
9M19
9M18 IAS 29
9M19 IAS 29
IAS 29 Adjustment (Inflation)

Net Income
(in million P$)

9M18
9M19
9M18 IAS 29
9M19 IAS 29
-18,540
-22,330
-11,684
-12,697

Buenos Aires, November 7, 2019 - Telecom Argentina S.A. (‘Telecom Argentina’) - (NYSE: TEO; BASE: TECO2), one of Argentina's leading telecommunications companies, announced today a Net loss before income tax expense of $165 million for the period ended September 30, 2019, improving +99.3% when compared with the same period of last year. Meanwhile, the Company registered a Net Loss of P$12,697 million during the same period, essentially due to the recognition of the restatement by inflation for the calculation of Income Tax. Moreover, Net Loss attributable to the Controlling Company amounted P$ 12,941 million.

It is worth mentioning that the comparative figures for the previous reporting periods have been restated so that the resulting comparative information is presented in terms of the current measurement unit as of September 30, 2019.

The following table shows the evolution of the consumer price index (National CPI) for the last three fiscal years and as of September 30, 2018 and 2019 according to the official statistics (INDEC), which were used to restate the figures in constant currency:

	As of	As of	As of	As of	As of
	December	December	December 31,	September	September
	31, 2016	31, 2017	2018	30, 2018	30, 2019
Price Index Variation
Annual	34.6%	24.7%	47.6%	40.4%	53.7%
3 year cumulative	102.2%	96.6%	147.8%	137.4%	159.9%
3 month cumulative from Jun-19	n/a	n/a	n/a	14.1%	12.5%
9 month cumulative	n/a	n/a	n/a	32.3%	37.7%

During 9M19, Consolidated Revenues amounted to P$159,699 million (-P$18,199 million vs. 9M18), of which Service Revenues totaled P$149,641 million. It is worth to note that during 3Q19 all Mobile, Internet, Cable TV and Fixed Telephony and Data Service Revenues have increased in real terms when compared with 2Q19, considering figures in constant currency as of September 30, 2019.  Total Revenues contain approximately P$21,821 million and P$78,404 million, for the 9M19 and 9M18, respectively, related to the restatement in terms of the measuring unit as of September 30, 2019.

	IAS 29	IAS 29
	9M19	9M18	Δ $	Δ %
Consolidated Revenues (MMP$)	159,699	177,898	(18,199)	(10.2%)
Net Income attributable to Controlling Company (MMP$)	(12,941)	(11,758)	(1,183)	10.1%
Earnings attributable to Controlling Company per Share (P$)	(6.0)	(5.5)	(0.5)
Earnings attributable to Controlling Company per ADR (P$)	(30.0)	(27.3)	(2.7)
Operating Income before D&A *	33.3%	34.9%
Operating Income *	9.0%	15.9%
Net Income*	-8.0%	-6.6%

*As a percentage of Consolidated Revenues
Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of 9M19 and 9M18

Consolidated Operating Revenues

Mobile Services

As of September 30, 2019, mobile clients amounted to 21.3 million. In 9M19, mobile services revenues represented P$54,829 million (-P$7,028 million vs. 9M18). The effect generated by the restatement in terms of the measuring unit as of September 30, 2019, included in mobile services revenues amounts to, approximately, P$7,436 million and P$27,346 million, for the 9M19 and 9M18, respectively. This effect was partially offset by the increase in the prices of mobile plans.  The commercial strategy was focused on promoting the consumption of mobile internet services through Personal´s 4G network, the fastest network in the country according to the results of international benchmarks who measure the mobile network standards.

In turn, equipment revenues amounted to P$10,058 million (-P$3,536 million vs. 9M18). This variation was mainly due to a decrease in the quantities sold in a general context of lower consumption of durable goods and difficulties in the access to consumer financing, partially offset by the increase in prices of handset sales.

Mobile Services in Argentina

As of September 30, 2019, Personal reached 19.0 million subscribers in Argentina, increasing in more than 560 thousand clients when comparing with the previous quarter and more than 490 thousand clients when comparing with the same period of past year, where postpaid clients represented 40% of the subscriber base.

In 9M19, mobile service revenues in Argentina (excluding equipment sales) amounted to P$47,525 million. Mobile internet revenues reached 76% of service revenues of Personal in Argentina (vs. 59% in 9M18). The average monthly revenue per user (‘ARPU’ – restated in constant currency as of September 30, 2019) of Personal in Argentina amounted to P$281.1 during 9M19. The effect generated by the restatement in terms of the measuring unit as of September 30, 2019, included in the ARPU amounts to, approximately, P$39.9 and P$135.7, for the 9M19 and 9M18, respectively.

Commercial Initiatives

Through its Personal brand, the Company performed a new demonstration of 5G technology for its clients, the first one performed in the city of Córdoba in the shopping mall Nuevo Centro. The demonstration was carried out over Personal´s mobile network with Huawei´s technology, and is a continuation of the type of commercial initiatives which started in Buenos Aires last May.

Since August the Company made available a new eSIM service, the new SIM generation, for all Personal´s clients with smartphones iPhone XS, iPhone XS Max and iPhone XR, which is independent of the client´s plan. In this sense, Personal became the first mobile operator of the country to provide this technology. With the eSIM, the clients that have enabled iPhones will be able to activate their lines without the need to obtain a physical SIM.

Personal in Paraguay (‘Núcleo’)

As of September 30, 2019, Núcleo’s subscriber base reached more than 2.3 million clients. Prepaid and postpaid customers represented 83% and 17%, respectively.

Núcleo generated service revenues equivalent to P$7,304 million during 9M19 (+10.6% vs. 9M18). Internet revenues represented 50% of 9M19 service revenues (vs. 44% in 9M18).

Cable TV Services

Cable TV service revenues reached P$33,390 million in 9M19 (-P$4,893 million vs. 9M18). The effect generated by the restatement in terms of the measuring unit as of September 30, 2019, included in Cable TV service revenues amounts to, approximately, P$4,612 million and P$16,866 million, for the 9M19 and 9M18, respectively. Cable TV subscribers totaled almost 3.5 million, increasing in approximately 29 thousand subscribers when compared with the previous quarter. Moreover, the monthly Cable TV ARPU (restated in constant currency as of September 30, 2019) reached P$1,065.7 during 9M19. The effect generated by the restatement in terms of the measuring unit as of September 30, 2019, included in the ARPU amounts to, approximately, P$151.3 and P$533.8, for the 9M19 and 9M18, respectively. Additionally, the average monthly churn during 9M19 was 1.3%.

With the aim to continue offering to its customers the best entertainment experience, Telecom renewed Cablevisión Flow´s App. The development of this project was entirely in-company, thanks to a multi-disciplinary work team. The renewal of Flow App allowed to modernize its interface, optimize the navigation, improve the search engine and organize the selected contents for each client.

At the end of September, it was presented the new coproduction made by Telecom and Viacom International Studios (VIS) for Cablevisión Flow and Telefe, “Atrapa a un ladrón”. It was premiered on October 2, on Telefe, and after the premiere all the chapters became available to watch on demand in Cablevisión Flow through any device.

Likewise, Telecom and the Videogames Professional League (group MEDIAPRO) launched the closing tournament of the Flow Master League of League of Legends. The tournament´s encounters were broadcasted live on channel 601 of Cablevisión Flow. The final of Flow Master League of League of Legends summoned more than 1,200 fans who enjoyed the live show, and more than 21 thousand people watched it via streaming through the official channels of the Professional Videogames League (LVP for its Spanish acronym) from Twitch and YouTube, and more than 4,500 users followed it live on channel 601 of Cablevisión Flow.

Fixed Telephony and Data Services

During 9M19, revenues generated by fixed telephony and data reached P$25,021 million in 9M19, +7.4% vs. 9M18. The increase in fixed telephony services was mainly explained by higher revenues from data services in a context that evidences the growing position of the Company as an integrated ICT provider (Datacenter, VPN, among other services) in the segment of Corporate and Government customers. Regarding the increase in fixed telephony service revenues, monthly fee price increases came into effect for both corporate and residential fixed line customers, and in the bundled offer of packs that include voice and internet services, that aim to achieve higher levels of customer loyalty. The effect generated by the restatement in terms of the measuring unit as of September 30, 2019, included in Fixed telephony and data service revenues amounts to, approximately, P$3,381 million and P$10,211 million, for the 9M19 and 9M18, respectively.

As a result, the average monthly revenue billed per user (‘ARBU’ - restated in constant currency as of September 30, 2019) of fixed telephony increased 3.1% in 9M19 compared with 9M18, reaching P$390.1.

Meanwhile, Data revenues increase (services mainly offered to Corporate customers, SMEs, Government and to other operators) was mainly driven by FX rate variations that affected those contracts that were adjusted by the $/US$ exchange rate.

Fibercorp-Telecom became the new technological partner of the Cámara de la Industria Argentina del Software (CESSI). In this sense, the Company through its brand name will partner with CESSI as a sponsor in all its events and will offer its set of Connectivity, Communication, IoT, Cloud, Video & Media, Datacenter and Security solutions to more than 800 SMEs which are members of the chamber. This new alliance follows the Company’s strategical approach that seeks to create an offer for the different industries with technological solutions specifically intended to boost each one of them, whether they are shops, manufacturing, transportation, computer or independent professionals.

Moreover, FiberCorp-Telecom presented “Tecno Friendly”, an advertising campaign that aims to strengthen its positioning as the ideal technological partner to boost your business, through the best technological solutions, customized based on the specific activities and needs of every one of them. The campaign was especially directed to the SME segment, highlighting the flexibility and the soundness of FiberCorp-Telecom to help the companies in their digital transformation.

Internet Services

Internet services revenues totaled P$35,859 million during 9M19, -P$4,144 million vs. 9M18. The effect generated by the restatement in terms of the measuring unit as of September 30, 2019, included in Internet services revenues amounts to, approximately, P$4,918 million and P$17,555 million, for the 9M19 and 9M18, respectively. As of September 30, 2019, total broadband accesses increased to more than 4.1 million (+0.3% vs. 9M18). Additionally, broadband ARPU (restated in constant currency as of September 30, 2019) amounted to P$967.2 per month in 9M19. The effect generated by the restatement in terms of the measuring unit as of September 30, 2019, included in the ARPU amounts to, approximately, P$137.3 and P$482.3, for the 9M19 and 9M18, respectively.

Moreover, the average monthly churn rate for the period was 1.5%. On the other hand, clients with service of 20Mb or higher currently represent 58% of the total customer base as of 9M19, increasing from the participation registered in 9M19 (34%).

Consolidated Operating Costs

Consolidated Operating Costs (including D&A and impairment of PP&E, intangible assets and rights of use) totaled P$145,300 million in 9M19, a decrease of P$4,262 million, or 2.8% vs. 9M18. These lower operating costs vs. 9M18 are mainly associated with a reduction in operating costs excluding D&A and impairment of PP&E, intangible assets and rights of use, which decreased 8.0%, mainly due to lower cost of taxes and fees with the regulatory authority, commissions and advertising, cost of handsets sold, interconnection and transmission costs, programming costs and labor costs, partially offset by higher depreciation, amortization and impairment of PP&E, intangibles and rights-of-use. On the other hand, it is worth to highlight that during the 3Q19 the evolution of revenues and costs in real terms was almost even, while during the first half of the year a bigger gap between them was observed due to different temporal dynamics of price and cost adjustments.

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$30,408 million (-2.2% vs. 9M18). The decrease was mainly due to a decrease in recurring labor costs (which includes the effect of increases in salaries to unionized and non-unionized employees together with the associated social security contributions) which was partially offset by non-recurring labor costs. Total employees totaled 24,266 in 9M19. The effect generated by the restatement in terms of the measuring unit as of September 30, 2019, included in labor costs and severance payments amounts to, approximately, P$4,178 million and P$13,680 million, for the 9M19 and 9M18, respectively.

- Interconnection and transmission costs (including TLRD, Roaming, international settlement charges and lease of circuits) totaled P$5,102 million, down by 10.5% vs. 9M18, decreasing mainly due to operative efficiencies (synergies) as of September 30, 2019, compared with the same period last year, partially offset by higher traffic and the FX increase related with services fixed in US$. The effect generated by the restatement in terms of the measuring unit as of September 30, 2019, included in interconnection and transmission costs amounts to, approximately, P$698 million and P$2,498 million, for the 9M19 and 9M18, respectively.

- Fees for services, maintenance, materials and supplies amounted to P$17,223 million (-0.1% vs. 9M18). This decrease in costs is mainly due to synergies achieved in different processes as result of the merger between Telecom y Cablevision in January 2018, which were partially offset by higher professional fees generated by greater level of activity driven mainly by new Company projects, services linked to operational management in general, and also by higher technical maintenance costs and higher hardware and software maintenance costs due to price increases and Peso/US$ exchange fluctuations. The effect generated by the restatement in terms of the measuring unit as of September 30, 2019, included in fees for services, maintenance, materials and supplies amounts to, approximately, P$2,610 million and P$7,830 million, for the 9M19 and 9M18, respectively.

- Taxes and fees with regulatory authorities reached P$12,509 million (-12.6% vs. 9M18). This decrease corresponds mainly to lower sales in 9M19 vs 9M18, partially offset by impact of the application of resolution ENACOM 840/18 that introduced changes in the determination of the radioelectric spectrum fee. The effect generated by the restatement in terms of the measuring unit as of September 30, 2019, included in taxes and fees with regulatory authorities amounts to, approximately, P$1,722 million and P$6,310 million, for the 9M19 and 9M18, respectively.

- Commissions and advertising (Commissions paid to agents, collection fees and other commissions) totaled P$9,538 million (-15.7% vs. 9M18). This decline is due to lower charges for agent commissions as a consequence of the sales channel reorganization and due to a slightly decrease in advertising related to the synergies achieved after the merger that allowed to reduce cost even with greater presence in the various media, partially offset by higher collection fees. The effect generated by the restatement in terms of the measuring unit as of September 30, 2019, included in commissions and advertising amounts to, approximately, P$1,287 million and P$4,979 million, for the 9M19 and 9M18, respectively.

- Cost of handsets sold amounted to P$7,495 million (-26.2% vs. 9M18). Of this amount, the majority corresponds to cost of handsets in Argentina, which decreased compared with 9M18, mainly due to lower quantities sold which were down approximately by 31%, mainly affected by the decrease in consumption of durable goods registered at an aggregated level in the economy. These lower quantities sold were partially offset by an increase in purchase price of the handsets compared with 9M18. Moreover, it’s worth to remark that results of handset sales have a positive margin contribution. The effect generated by the restatement in terms of the measuring unit as of September 30, 2019, included in cost of handsets sold amounts to, approximately, P$1,724 million and P$4,792 million, for the 9M19 and 9M18, respectively.

- Programming and content costs totaled P$12,043 million (-5.6% vs. 9M18). This decrease is explained mainly by operative efficiencies obtained in 9M19 vs. 9M18, which were partially offset by price increases in almost all broadcasting signals, including football signals corresponding to the broadcast of live matches of the first division of the Argentine Soccer Association. The effect generated by the restatement in terms of the measuring unit as of September 30, 2019, included in programming and content costs amounts to, approximately, P$1,672 million and P$5,616 million, for the 9M19 and 9M18, respectively

- Depreciation, amortization and impairment of PP&E, intangible assets and rights-of-use amounted P$38,820 million (+14.8% vs. 9M18). The increase was due to the impact of the amortization the incorporations after September 30, 2018, as a consequence of the Capex Plan that the Company is developing and the effect of the application since January 1, 2019, of IFRS 16 being the charge P$2,114 million, partially offset by assets that have stopped amortizing in 2019. The effect generated by the restatement in terms of the measuring unit as of September 30, 2019, included in depreciation, amortization and impairment of PP&E, intangible assets and right-of-use amounts to, approximately, P$18,705 million and P$18,555 million, for the 9M19 and 9M18, respectively.

- Other Costs totaled P$12,162 million (-7.5% vs. 9M18), of which bad debt expenses reached P$4,348 million (+22.4% vs. 9M18), increasing mainly due to the higher delinquency levels in comparison with those registered in of 2018. Despite the fact that the bad debt ratio reaches 2.7% as of 9M19, the same ratio in 3Q19 reduced to 2.0%, signaling an improvement in the trend of bad debt due to diverse actions taken, such as new implementations in the delinquency management for the fixed and mobile business, re-categorization of credit profiles, new internal scoring schemes and blocking of those handsets that were financed and whose debt was past due. Bad debt expenses increase was more than offset by the decrease in other operating costs (which includes charges for trials and other contingencies, energy and other public services, insurances, rents, internet capacity, among others), which totaled P$7,814 million (-18.6% vs. 9M18), decreasing because of the lower operative leasing operations due to the application of IFRS 16. The effect generated by restatement in terms of the measuring unit as of September 30, 2019, included in other costs amounts to, approximately, P$1,692 million and P$5,752 million, for the 9M19 and 9M18, respectively.

Finally, as can be highlighted from the favorable evolution of costs in real terms, it is noticeable that most of the components evolved positively despite a challenging economic context, indicating in most of the cases improvements or synergies.

Net Financial Results

The Net Financial Results (including Financial Expenses on Debt and Other Financial Results, net) showed a loss of P$14,360 million in 9M19, compared with a loss of P$51,520 million in 9M18. This variation was mostly due to negative FX results (including results of NDF) measured in real terms in 9M19 for P$8,808 million (due to a depreciation of the Argentine peso against the US dollar of 53% vs. an inflation of 38% during the same period), while negative FX results measured in real terms were registered in 9M18 for P$56,650 million (due to a depreciation of the Argentine peso against the US dollar of 121% vs. an inflation of 32% during the same period). These results were partially offset by a lower RECPAM (inflation adjustment gain/loss), which totaled P$4,763 million (down P$3,612 million compared with 9M18); and also, by higher net interest losses which totaled P$5,261 million (a decrease of P$3,077 million vs 9M18).

Consolidated Net Financial Debt

As of September 30, 2019, net financial debt position (cash, cash equivalents plus financial investments and financial NDF minus loans) totaled P$105,427 million, increasing P$1,081 million or 1.0% when compared to the consolidated net financial debt position as of September 30, 2018, which totaled P$104,346 million (restated in terms of the measuring unit as of September 30, 2019).

in million of P$	9M18	9M19	$ Var
FX results	-$ 56,650	-$ 8,808	$ 47,842
Net Interests	-$ 2,184	-$ 5,261	-$ 3,077
Results of investments	$ 1,583	-$ 2,244	-$ 3,827
RECPAM	$ 8,375	$ 4,763	-$ 3,612
Others	-$ 2,644	-$ 2,810	-$ 166
Total	-$ 51,520	-$ 14,360	$ 37,160

Investments in PP&E, intangible assets and adds of rights of use

During 9M19, the Company invested P$43,939 million, increasing approximately 4.0% as of 9M18. The investments were focused on projects that maximize the network capacity and on the development of products and services that contribute to address the customer’s needs that today demand for connectivity and data availability. Moreover, transmision and transport networks has been extended to unify the differents access technologies, reconverting the copper fixed networks into fiber or coaxial-fiber  hybrid networks, in order to face the the increaseing services demand from mobile and fixed clients.  Likewise, significant investments have been made in the charging, billing and relationship systems with customers. The Company aims to improve the capacity and coverage of its networks, which is key factor for the transformation towards convergent services with international quality standards, but also to leverage the content business, with Flow as an integral content platform and entertainment center, whose competitive advantages and differential features place it above other platforms. In relative terms, investments reached 27.5% of consolidated revenues in 9M19 (vs. 23.7% in 9M18).

Moreover, within the framework of the network deployment and expansion strategy that the Company is currently carrying out, Telecom announced that it will invest in the San Miguel municipality in order to expand Personal´s 4G network. The investment plan foresees the deployment and modernization of mobile sites in order to respond to the intensive demand for data connections and therefore to renew the client’s navigation experience. The announcement materialized through an agreement signed between Carlos Moltini, CEO of Telecom, and the Mayor of the San Miguel municipality, Jaime Méndez.

Relevant Matters

Tender offer for Class “A” Notes due 2021

On July 10, 2019, Telecom Argentina S.A. announced the commencement of a tender offer for its outstanding Class “A” Notes due 2021 (the “Class A Notes”) for a Tender Cap of up to US$200 million, which was increased to up to US$250 million on July 12, 2019.

In this regard, on August 12, 2019 the Company announced that the total outstanding principal repurchased within the terms of this offer was US$ 34.1 million.

Acquisition of shares of Tuves Paraguay S.A.

On September 4, 2019 Telecom Argentina informed that, having obtained the prior authorization of the Comisión Nacional de Telecomunicaciones de Paraguay (“CONATEL”), was effective in the same date the acquisition by its paraguayan controlled company Núcleo S.A. (“Núcleo”) of 211,848 series B shares representing 30% of the capital stock and the votes of the company incorporated in the Republic of Paraguay Tuves Paraguay S.A. (“Tuves Paraguay”).

The purchase to the selling party - the Chilean company Tu Ves S.A. - of the total of 211,848 series B shares of Tuves Paraguay was made effective for the amount of US Dollars One Million (US$ 1,000,000).

On the other hand, the shareholders of Núcleo, Telecom Argentina and the paraguayan company ABC Telecomunicaciones S.A., acquired from Núcleo 2 series B shares and 1 series B shares of Tuves Paraguay, respectively, representative as a whole of 0,00042% of the capital stock and votes of Tuves Paraguay, for a proportional price per share to that paid for the 30% participation by Núcleo to the chilean company Tu Ves S.A., that is, US$ 4.72 per share.

After these acquisitions, Tuves Paraguay has the following shareholder structure: Núcleo 99.99958% (706,157 shares); Telecom Argentina 0.00028% (2 shares); and ABC Telecomunicaciones S.A. 0.00014% (1 share).

Corporate reorganization between Telecom Argentina S.A., CV Berazategui S.A., Última Milla S.A. and the Split Away Assets of PEM S.A.U.

On September 10, 2019 Telecom Argentina informed that its Board of Directors, on a meeting held on the same date, resolved to approve the Corporate Reorganization trough which Telecom Argentina as absorbing and surviving company will merge its controlled companies CV Berazategui S.A., Última Milla S.A. and the Split Away Assets from its controlled company PEM S.A.U. (the “Corporate Reorganization”), in accordance with the Preliminary Merger Agreement subscribed in compliance with sections 82 and subsequent of the General Corporate  Law N° 19.550, sections 174 and subsequent of General Resolution 7/15 of the Inspección General de Justicia, and sections 77 and subsequent of the Income Tax Law.

The Date of the Corporate Reorganization was October 1st, 2019. The aforementioned Corporate Reorganization was approved by the General Extraordinary and Special Class “A” and Class “D” Shareholders’ Meetings held on October 24, 2019.

Other Relevant Matters

Distribution of cash dividends

On October 10, 2019 Telecom Argentina informed that the General Ordinary Shareholders’ Meeting held on the same day (the “Shareholders’ Meeting”), has resolved to distribute US$300,000,000 as cash dividends, in freely available US Dollars. For this purpose, the Shareholders’ Meeting resolved to fully withdraw the “Voluntary Reserve for Future Cash Dividends”, which in constant currency as of August 31, 2019 amounted to P$15,431,534,497.59, and partially withdraw the “Voluntary Reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” in an amount equal to P$1,955,715,502.41 (both withdrawn amounts totaling P$17,387,250,000) so that, in accordance with the Reference Exchange Rate of the Central Bank of the Argentine Republic (BCRA) - Com. “A” 3500 of October 9 of the current year (published on the official website of said bank www.bcra.gov.ar) ($57.9575), the aforementioned amounts are equivalent to the amount of US$300,000,000.

According to the resolutions of the Shareholders’ Meeting, the dividends were made available to the shareholders on October 18, 2019. The amount distributed was equivalent to US$0.139295942 and P$8.073244551 per outstanding share of P$1 nominal value, which represented 807.3244551% of the outstanding capital stock.

Appointment of CEO with effect as from January 1, 2020 and call to General Ordinary Shareholders’ Meeting on November 25, 2019

Taking into account the proposal with a favorable recommendation made by the Executive Committee of the Company, the Board of Directors decided on October 24, 2019 to appoint Mr. Roberto Daniel Nóbile as CEO of Telecom Argentina, with effect as from January 1, 2020.

Additionally, in the same date the Board of Directors resolved to accept the resignations submitted by the Director Ignacio José María Sáenz Valiente and the Alternate Director Nicolás Sergio Novoa and to summon Telecom Argentina’s shareholders to a General Ordinary Shareholders’ Meeting (the “Shareholders’ Meeting”) to be held on November 25, 2019, in order to consider the appointment of a Director and an Alternate Director to serve from January 1, 2020 and until the end of the fiscal year 2020 and consider the performance of the resigning Director and Alternate Director up to the date of this Shareholders´ Meeting.

Moreover, on October 29, 2019 the Company informed that it had received notice from the controlling shareholder Cablevisión Holding S.A. that it was its intention to propose the appointment, in such Shareholders’ Meeting, of Mr. Carlos Alberto Moltini as Director and Mr. Ignacio José María Sáenz Valiente as Alternate Director, to serve from January 1, 2020 and until the end of fiscal year 2020.

*******

Telecom Argentina is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers cellular services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of September 30, 2019, Telecom Argentina has 2,157,472,731 shares issued and 2,153,688,011 shares outstanding.

For more information, please contact Investor Relations:

Solange Barthe Dennin (5411) 4968 3752	Luis F. Rial Ubago (5411) 4968 3718	Nahuel Monsalvo (5411) 4698 4448

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@teco.com.ar

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.cablevisionfibertel.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the synergies expected from the merger between the Company and Cablevisión S.A. (or the Merger); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay and Uruguay; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements reflect the current views of the management of the Company with respect to future events. They are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay and Uruguay; (iv) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (v) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vi) the manner in which the Argentine government regulates Law No. 27,078, the Argentina Digital Law or, as amended by Decree No. 267/15; (vii) the creditworthiness of our actual or potential customers; (viii) the nationalization, expropriation and/or increased government intervention in companies; (ix) technological changes; (x) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates; (xi) the effects of increased competition; (xii) reliance on content produced by third parties; (xiii) increasing cost of the Company’s supplies; (xiv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xv) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; and (xvi) the Company’s ability to compete and develop our business in the future. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

*******

TELECOM ARGENTINA S.A.

Consolidated information

9 month period and Third Quarter - Fiscal Year 2019

(In million of Argentine pesos)

1-        Consolidated Balance Sheet

(Restated by inflation, comparative figures in constant currency as of September 30, 2019)

	09/30/19	12/31/18	Δ $	Δ %
Cash and cash equivalents	37,554	9,489	28,065	-
Financial Investments	2,193	2,921	(728)	-24.9%
Trade receivables	16,192	23,980	(7,788)	-32.5%
Other Receivables	5,041	5,954	(913)	-15.3%
Inventories	3,459	3,769	(310)	-8.2%
Total current assets	64,439	46,113	18,326	39.7%
Financial Investments	1,056	6,434	(5,378)	-83.6%
Trade receivables	101	84	17	20.2%
Goodwill	165,802	165,857	(55)	0.0%
Property, plant and equipment (‘PP&E’)	215,310	206,982	8,328	4.0%
Intangible assets	77,393	81,882	(4,489)	-5.5%
Right-of-use assets	8,207	781	7,426	-
Other Receivables	2,804	3,750	(946)	-25.2%
Total non-current assets	470,673	465,770	4,903	1.1%
TOTAL ASSETS	535,112	511,883	23,229	4.5%
Trade payables	29,770	31,470	(1,700)	-5.4%
Financial debt	30,757	27,600	3,157	11.4%
Salaries and social security payables	7,424	8,190	(766)	-9.4%
Taxes payables	2,525	3,193	(668)	-20.9%
Lease liabilities	2,829	-	2,829	-
Other liabilities	1,658	2,117	(459)	-21.7%
Provisions	909	1,024	(115)	-11.2%
Total current liabilities	75,872	73,594	2,278	3.1%
Trade payables	1,725	784	941	120.0%
Financial debt	115,473	81,612	33,861	41.5%
Salaries and social security payables	609	478	131	27.4%
Deferred income tax liabilities	46,008	33,794	12,214	36.1%
Taxes payables	17	36	(19)	-52.8%
Lease liabilities	3,657	-	3,657	-
Other liabilities	1,355	1,600	(245)	-15.3%
Provisions	4,247	4,775	(528)	-11.1%
Total non-current liabilities	173,091	123,079	50,012	40.6%
TOTAL LIABILITIES	248,963	196,673	52,290	26.6%
Equity attributable to Controlling Company	281,806	310,766	(28,960)	-9.3%
Non-controlling interest	4,343	4,444	(101)	-2.3%
TOTAL EQUITY	286,149	315,210	(29,061)	-9.2%
TOTAL LIABILITIES AND EQUITY	535,112	511,883	23,229	4.5%

2-        Consolidated Loans

(Monetary items)

	09/30/19	12/31/18	Δ $	Δ %
Bank overdrafts - principal	7,358	3,134	4,224	134.8%
Bank and other financial institutions loans - principal	12,693	17,824	(5,131)	-28.8%
NDF	178	137	41	29.9%
Accrued interest and related expenses	9,047	5,062	3,985	78.7%
For purchase of equipment	1,481	1,443	38	2.6%
Total Current Loans	30,757	27,600	3,157	11.4%
For purchase of equipment	2,420	1,420	1,000	70.4%
Notes - principal	38,344	22,137	16,207	73.2%
Bank and other financial institutions loans - principal	57,054	47,176	9,878	20.9%
NDF	23	-	23	-
Accrued interest and related expenses	17,632	10,879	6,753	62.1%
Total Non Current Loans	115,473	81,612	33,861	41.5%
Total Loans	146,230	109,212	37,018	33.9%

Cash and cash equivalents, and Financial Investments	40,803	18,844	21,959	116.5%
Net Financial Position - Cash (Debt)	(105,427)	(90,368)	(15,059)	16.7%

TELECOM ARGENTINA S.A.

Consolidated information

9 month period and Third Quarter - Fiscal Year 2019

(In million of Argentine pesos)

3-        Segment Information

(Segment information for periods ended as of September 30 of 2019 and 2018 as analyzed by the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values))

As of September 30, 2019	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	129,511	20,437	149,948	9,074	1,501	10,575	(824)	159,699
Operating costs (without depreciation, amortization, and impairment of PP&E and intangible assets)	(85,337)	(14,666)	(100,003)	(6,266)	(1,035)	(7,301)	824	(106,480)
Operating Income before D&A	44,174	5,771	49,945	2,808	466	3,274	-	53,219
Depreciation, amortization and impairment of PP&E and intangible assets	(18,092)	(18,268)	(36,360)	(2,023)	(437)	(2,460)	-	(38,820)
Operating Income before D&A	26,082	(12,497)	13,585	785	29	814	-	14,399
Earnings from associates								(204)
Debt financial expenses								(23,788)
Other financial results, net								9,428
Net loss before income tax expenses								(165)
Income tax expense								(12,532)
Net loss								(12,697)

Attributable to:
Controlling Company								(12,941)
Non-controlling interest								244

As of September 30, 2018	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	94,457	74,403	168,860	5,355	4,257	9,612	(575)	177,898
Operating costs (without depreciation, amortization, and impairment of PP&E and intangible assets)	(60,909)	(48,767)	(109,676)	(3,707)	(2,947)	(6,654)	575	(115,755)
Operating Income before D&A	33,548	25,636	59,184	1,648	1,310	2,958	-	62,143
Depreciation, amortization and impairment of PP&E and intangible assets	(13,989)	(17,514)	(31,503)	(1,263)	(1,041)	(2,304)	-	(33,807)
Operating Income before D&A	19,559	8,122	27,681	385	269	654	-	28,336

Earnings from associates								209
Debt financial expenses								(61,623)
Other financial results, net								10,103
Net loss before income tax expenses								(22,975)
Income tax expense								11,291
Net loss								(11,684)

Attributable to:
Controlling Company								(11,758)
Non-controlling interest								74

TELECOM ARGENTINA S.A.

Consolidated information

9 month period and Third Quarter - Fiscal Year 2019

(In million of Argentine pesos)

4-     Consolidated Income Statements -  restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	09/30/19	09/30/18	Δ $	Δ %

Revenues	159,699	177,898	(18,199)	-10.2%
Consolidated Operating Costs	(145,300)	(149,562)	4,262	-2.8%
Operating income	14,399	28,336	(13,937)	-49.2%
Net Financial results and results of equity in earnings from associates	(14,564)	(51,311)	36,747	-71.6%
Net loss before income tax expense	(165)	(22,975)	22,810	-99.3%
Income tax expense	(12,532)	11,291	(23,823)	-
Net loss	(12,697)	(11,684)	(1,013)	8.7%

Attributable to:
Controlling Company	(12,941)	(11,758)	(1,183)	10.1%
Non-controlling interest	244	74	170	-

Operating income before D&A	53,219	62,143	(8,924)	-14.4%
As % of Revenues	33.3%	34.9%

	09/30/19	09/30/18	Δ $	Δ %
Net Financial results
Debt financial expenses
Interests on debts	(6,640)	(4,070)	(2,570)	63.1%
Foreign currency exhange differences on debts	(17,148)	(57,553)	40,405	-70.2%
Total Debt financial expenses	(23,788)	(61,623)	37,835	-61.4%
Other financial results, net
Interest and gains of investments	1,379	1,886	(507)	-26.9%
Taxes and bank expenses	(1,468)	(1,789)	321	-17.9%
Other foreign currency exhange differences	8,340	903	7,437	-
Financial discounts of assets, debts and diverse	3	6	(3)	-50.0%
Results for operations with notes and bonds	172	1,583	(1,411)	-89.1%
Results due to credit risk of bonds	(2,416)	-	(2,416)	-
Interest on provisions	(1,156)	(761)	(395)	51.9%
Quinquennial financial costs	(95)	(78)	(17)	21.8%
RECPAM*	4,763	8,375	(3,612)	-43.1%
Others	(94)	(22)	(72)	-
Total other financial results, net	9,428	10,103	(675)	-6.7%
Total Net Financial results	(14,360)	(51,520)	37,160	-72.1%

* Inflation restatement gain / (loss)

5-     Consolidated Income Statements -  restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

Three Months Comparison

	09/30/19	09/30/18	Δ $	Δ %

Revenues	53,106	57,444	(4,338)	-7.6%
Consolidated Operating Costs	(49,235)	(50,642)	1,407	-2.8%
Operating income	3,871	6,802	(2,931)	-43.1%
Net Financial results and results of equity in earnings from associates	(20,179)	(29,441)	9,262	-31.5%
Net loss before income tax expense	(16,308)	(22,639)	6,331	-28.0%
Income tax expense	(3,959)	7,160	(11,119)	-155.3%
Net loss	(20,267)	(15,479)	(4,788)	30.9%

Attributable to:
Controlling Company	(20,365)	(15,476)	(4,889)	31.6%
Non-controlling interest	98	(3)	101	-

Operating income before D&A	17,403	18,989	(1,586)	-8.4%
As % of Revenues	32.8%	33.1%

TELECOM ARGENTINA S.A.

Consolidated information

9 month period and Third Quarter - Fiscal Year 2019

(In million of Argentine pesos)

6-     Breakdown of the Income Statements - restated by inflation (constant figures)

(Revenues as of 2018 restated to 2019 values include a variation coming from the restatement of approximately 78.8% vs. a restatement variation of 15.7% for revenues as of 2019)

	09/30/19	09/30/18	Δ $	Δ %
REVENUES FROM SERVICES	149,641	164,304	(14,663)	-8.9%
Mobile Services	54,829	61,857	(7,028)	-11.4%
Internet Services	35,859	40,003	(4,144)	-10.4%
Cable TV Services	33,390	38,283	(4,893)	-12.8%
Fixed Telephony and Data Services	25,021	23,297	1,724	7.4%
Other revenues from services	542	864	(322)	-37.3%

REVENUES FROM EQUIPMENT SALES	10,058	13,594	(3,536)	-26.0%

REVENUES	159,699	177,898	(18,199)	-10.2%

7-     Breakdown of the Income Statements - Pro Forma (current figures)

Three Months Comparison

	09/30/19	09/30/18	Δ $	Δ %
REVENUES FROM SERVICES	49,994	53,312	(3,318)	-6.2%
Mobile Services	18,806	19,657	(851)	-4.3%
Internet Services	11,728	13,058	(1,330)	-10.2%
Cable TV Services	10,874	12,336	(1,462)	-11.9%
Fixed Telephony and Data Services	8,422	7,827	595	7.6%
Other revenues from services	164	434	(270)	-62.2%

REVENUES FROM EQUIPMENT SALES	3,112	4,132	(1,020)	-24.7%

REVENUES	53,106	57,444	(4,338)	-7.6%

TELECOM ARGENTINA S.A.

Consolidated information

9 month period and Third Quarter - Fiscal Year 2019

(In million of Argentine pesos)

8-     Consolidated Income Statements - restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	09/30/19	09/30/18	Δ $	Δ %
Revenues	159,699	177,898	(18,199)	-10.2%
Employee benefit expenses and severance payments	(30,408)	(31,105)	697	-2.2%
Interconnection and transmission costs	(5,102)	(5,701)	599	-10.5%
Fees for services, maintenance, materials and supplies	(17,223)	(17,246)	23	-0.1%
Taxes and fees with the regulatory authority	(12,509)	(14,319)	1,810	-12.6%
Commissions and advertising	(9,538)	(11,312)	1,774	-15.7%
Cost of equipments and handsets	(7,495)	(10,162)	2,667	-26.2%
Programming and content costs	(12,043)	(12,760)	717	-5.6%
Bad debt expenses	(4,348)	(3,553)	(795)	22.4%
Other operating income and expenses	(7,814)	(9,597)	1,783	-18.6%
Subtotal Operating costs before D&A	(106,480)	(115,755)	9,275	-8.0%
Operating income before D&A	53,219	62,143	(8,924)	-14.4%
Depreciation, amortization (‘D&A’) and impairment of PP&E, intangible assets and rights of use	(38,820)	(33,807)	(5,013)	14.8%
Operating income	14,399	28,336	(13,937)	-49.2%
Equity in earnings from associates	(204)	209	(413)	-197.6%
Financial expenses on debt	(23,788)	(61,623)	37,835	-61.4%
Other Financial results, net	9,428	10,103	(675)	-6.7%
Net loss before income tax expense	(165)	(22,975)	22,810	-99.3%
Income tax expense	(12,532)	11,291	(23,823)	-
Net loss	(12,697)	(11,684)	(1,013)	8.7%
Attributable to:
Controlling Company	(12,941)	(11,758)	(1,183)	10.1%
Non-controlling interest	244	74	170	-

9-     Consolidated Income Statements - restated by inflation (constant figures)

Three Months Comparison

	09/30/19	09/30/18	Δ $	Δ %
Revenues	53,106	57,444	(4,338)	-7.6%
Employee benefit expenses and severance payments	(10,234)	(10,544)	310	-2.9%
Interconnection and transmission costs	(1,742)	(1,943)	201	-10.3%
Fees for services, maintenance, materials and supplies	(6,052)	(6,008)	(44)	0.7%
Taxes and fees with the regulatory authority	(4,055)	(4,505)	450	-10.0%
Commissions and advertising	(3,262)	(3,747)	485	-12.9%
Cost of equipments and handsets	(2,278)	(3,065)	787	-25.7%
Programming and content costs	(4,008)	(4,259)	251	-5.9%
Bad debt expenses	(1,353)	(1,165)	(188)	16.1%
Other operating income and expenses	(2,719)	(3,219)	500	-15.5%
Subtotal Operating costs before D&A	(35,703)	(38,455)	2,752	-7.2%
Operating income before D&A	17,403	18,989	(1,586)	-8.4%
Depreciation, amortization (‘D&A’) and impairment of PP&E, intangible assets and rights of use	(13,532)	(12,187)	(1,345)	11.0%
Disposals and Impairment of PP&E
Operating income	3,871	6,802	(2,931)	-43.1%
Equity in earnings from associates	(390)	11	(401)	-
Financial expenses on debt	(25,923)	(43,368)	17,445	-40.2%
Other financial results , net	6,134	13,916	(7,782)	-55.9%
Net loss before income tax expense	(16,308)	(22,639)	6,331	-28.0%
Income tax expense	(3,959)	7,160	(11,119)	-155.3%
Net loss	(20,267)	(15,479)	(4,788)	30.9%
Attributable to:
Controlling Company	(20,365)	(15,476)	(4,889)	31.6%
Non-controlling interest	98	(3)	101	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 8, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations